SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXHANGE ACT OF 1934

--------------------------------------------------------------------------------

                   For the fiscal year ended December 31, 2004

                          Commission File Number 0-692

                      NORTHWESTERN CORPORATION 401(K) PLAN

                            NORTHWESTERN CORPORATION
                             125 SOUTH DAKOTA AVENUE
                              SIOUX FALLS, SD 57104

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
  December 31, 2004 and 2003                                                   2

  Statements of Changes in Net Assets Available for Benefits
  For the Year Ended December 31, 2004                                         3

  Notes to Financial Statements                                                4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Exhibit 23.1)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
NorthWestern Corporation 401(k) Plan
Sioux Falls, South Dakota


We have audited the accompanying statements of net assets available for benefits of the NorthWestern Corporation 401(k) Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of NorthWestern Corporation 401(k) Plan as of December 31, 2003 were audited by other auditors whose report dated June 11, 2004, expressed and unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NorthWestern Corporation 401(k) Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Eide Bailly LLP
Billings, Montana
June 3, 2005

NORTHWESTERN CORPORATION 401(k) PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

                                                                       2004           2003

ASSETS:
  Investments, at fair value:
    Mutual funds                                                  $           -   $ 26,504,263
    Common stock                                                              -          4,533
    Participant loans                                                         -        729,545
                                                                  -------------   ------------
      Total investments at fair value (Notes 1, 3 and 4)                      -     27,238,341

  Contributions receivable:
    Employee                                                                  -              -
    Employer                                                                  -              -
                                                                  -------------   ------------
                                                                              -              -

  Cash and cash equivalents                                                   -              -
  Pending transactions                                                        -              -
  Accrued interest and dividends                                              -              -
                                                                  -------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                                 $           -   $ 27,238,341
                                                                  =============   ============


See notes to financial statements.

NORTHWESTERN CORPORATION 401(k) PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

                                                                                 2004

ADDITIONS:
  Employee contributions                                                    $   1,664,676
  Employer contributions                                                          612,238
  Rollovers                                                                       325,902
  Interest and dividends                                                          300,763
                                                                            -------------
      Total additions                                                           2,903,579

DEDUCTIONS:
  Payments to participants                                                       (839,874)


NET APPRECIATION IN FAIR VALUE
    OF INVESTMENTS (Note 3)                                                     2,961,339
                                                                            -------------


NET INCREASE                                                                    5,025,044

TRANSFER OF PLAN ASSETS DUE TO MERGER (Notes 1, 3 and 4)                      (32,263,385)

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR                                                            27,238,341
                                                                            -------------

NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                                                               $           -
                                                                            =============


See notes to financial statements.

NORTHWESTERN CORPORATION 401(k) PLAN


NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003, AND
FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN
      The NorthWestern Corporation 401(k) Plan (the "Plan") is a defined contribution plan sponsored and administrated by NorthWestern Corporation (the "Company"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

      Eligibility - Any employee shall be eligible to participate in the Plan as of the earliest to occur of: (a) the first day of the month coincident with or next following the date of commencement of employment with the Company if such employee is scheduled to complete at least 1,000 hours of service during the plan year, (b) the date the employee is first scheduled to complete at least 1,000 hours of service during a plan year following employment with the Company, and (c) the employee's completion of 1,000 hours of service during a plan year.

      Contributions - The Plan allows employees to contribute to the Plan through payroll deductions between 1% and 20% of their compensation not to exceed the maximum limit set by law. Employees are 100% vested in their account immediately upon their effective date of participation. An employee or former employee whose employment or reemployment with the Company commences on or after November 1, 1998 shall automatically become a participant in the Plan and shall have entered into a salary reduction agreement with the Company that provides for elective contributions in an amount equal to 1% of their compensation until modified or revoked.

      The Company will contribute an amount equal to the participant's contribution up to 1% of the participant's defined compensation, plus 50% of the participant's contribution to the Plan between 2% and 6% of compensation.

      Recordkeeper and Custodian - Boston Safe Deposit and Trust Company ("Mellon") is the participant recordkeeper and custodian of the Plan's net assets.

      Distributions - Distributions to participants represent the amounts paid to withdrawing participants in single lump-sum amounts or installments as long as their account balance is over $5,000. Participants with account balances under $5,000 are automatically paid out in the form of a lump-sum payment. These distributions are paid upon the participant's death, retirement, disability, or termination of employment. Distributions also include payments to participants electing to receive a hardship distribution. Early withdrawals may be currently subject to an additional tax by the Internal Revenue Service.

      Plan Amendment and Termination - The Company has the right under the plan agreement to amend or terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.

      On December 23, 2004, the plan agreement was amended to allow for the transfer and merger of the Plan's assets with those of NorthWestern Energy 401(k) Retirement Savings Plan as of December 31, 2004. The amendment also stated that no future benefits would accrue with respect to this Plan after December 31, 2004.

      Plan Expenses - The Company pays all plan expenses with the exception of loan fees which are paid by participants through a reduction in loan proceeds.


2.    SIGNIFICANT ACCOUNTING POLICIES

      Accounting Method - The accounting records of the Plan are maintained on the accrual basis.

      Investments - Investments are recorded at fair value as determined by the custodian.

      Unrealized appreciation (depreciation) represents the change during the year in the difference between fair value and the original cost of investments and is included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.


3.    INVESTMENTS

      Amounts contributed to the Plan may be invested in any of 13 investment options selected by the participants. Participants previously had the option to also invest in NorthWestern Corporation common stock. However, due to the bankruptcy and subsequent reorganization of NorthWestern Corporation on November 1, 2004, the common stock held by the Plan was canceled and is no longer an investment option for participants. During this period, participants had the option of selling their shares of NorthWestern Corporation common stock and investing the funds in any of the other investment options available.

      On December 31, 2004, all of the Plan's investments were transferred and merged with the NorthWestern Energy 401(k) Retirement Savings Plan. The following is the cost and market value of the individual mutual fund investments that were transferred in the merger:

                                                            Cost Value          Market Value
                                                     -------------------------------------------
      Dreyfus Cash Management Plus                     $         4,785,018  $         4,785,018

      Vanguard Fixed Income Short Term
        Corporate Fund                                             338,577              334,792

      Vanguard Total Bond Index Fund                             2,724,860            2,712,315

      Vanguard Institutional Index Fund                            670,137              775,979

      Dodge & Cox Stock Fund                                     8,225,762           10,803,834

      Wells Fargo Large Company Growth Fund                      3,656,043            4,063,950

      Westcore Mid Cap Growth Fund                                 254,168              280,291

      Hotchkis & Wiley Mid Cap Value Fund                        2,124,349            2,409,731

      United Asset Management ICM Small
        Company Fund                                               987,368            1,136,469

      Wasatch Small Cap Growth Fund                              2,431,841            3,229,971

      Dreyfus Premier International Value Fund                     630,352              807,733

      Putnam International Equity Growth Fund                      178,932              213,804
                                                      -------------------------------------------
           Investments in mutual funds transferred     $        27,007,407  $        31,553,887

      Participant loans                                $           709,498  $           709,498

                                                      -------------------------------------------
           Transfer of plan assets due to merger       $        27,716,905  $        32,263,385
                                                       ==================== ====================


      The current value of individual investments that represent 5% or more of the Plan's net assets is as follows for the year ended December 31, 2003:

      Dreyfus Mid Cap Value Fund                                            $     1,414,817
      Dreyfus Cash Management Plus                                                4,589,888
      Vanguard Total Bond Index Fund                                              2,662,796
      Dodge & Cox Stock Fund                                                      8,460,457
      Wells Fargo Large Company Growth Fund                                       3,932,295
      Wasatch Small Cap Growth Fund                                               2,839,033


      During 2004, the Plan's investments (including realized gains and losses) appreciated in value by $2,961,339 as follows:

      NorthWestern Corporation common stock                                 $        (9,271)
      Mutual funds                                                                2,970,610
                                                                             --------------
                                                                            $     2,961,339
                                                                            ===============

4.    LOANS TO PARTICIPANTS

      Participants may borrow from their total account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their total account balance. On December 31, 2004, total participant loans outstanding of $709,498 were transferred to the NorthWestern Energy 401(k) Retirement Savings Plan upon plan merger. At December 31, 2003, loans outstanding were $729,545 with interest rates ranging from 5.00% to 11.5%. All loans must have a definite repayment period not to exceed five years. However, if the loan is used to acquire a principal residence, the loan may be repaid over a ten-year period of time.


5.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and merged since receiving the determination letter. The Company will request a new determination letter associated with the merger into the NorthWestern Energy Retirement Savings 401(k) Plan. The Company believes the Plan is currently designed and being operated in compliance with the IRC and the Plan is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


6.    PARTY-IN-INTEREST TRANSACTIONS

      The Plan has investments in mutual funds affiliated with the custodian and investments in NorthWestern Corporation common stock prior to November 1, 2004. These transactions qualify as exempt party-in-interest transactions.


7.    RISKS AND UNCERTAINTIES

      The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.


8.    CORPORATE BANKRUPTCY

      On September 14, 2003, Northwestern Corporation sought protection from its creditors through a Chapter 11 bankruptcy filing in the United States Bankruptcy Court ("Bankruptcy Court") for the District of Delaware. The Bankruptcy Court entered a written order confirming NorthWestern Corporation's plan of reorganization on October 20, 2004, and the reorganization plan became effective on November 1, 2004.

      NorthWestern Corporation's bankruptcy filing had no impact on the Plan's ability to continue providing employer contributions to the Plan.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of NorthWestern Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                            NORTHWESTERN CORPORATION 401(K) PLAN

      Date:  June 24, 2005                  By /s/ MICHAEL J. HANSON
                                                   -----------------

                                                   Michael J. Hanson
                                                   Chief Executive Officer

      Date:  June 24, 2005                  By /s/ ROGER P. SCHRUM
                                                   ---------------

                                                   Roger P. Schrum
                                                   Vice President - Human
                                                   Resources and Communications